Commission File Number 001-31914

Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT

CONTINUING CONNECTED TRANSACTIONS BETWEEN AMP AND CLI

On 26 October 2017, the Board resolved that AMP, an indirect non-wholly owned subsidiary of the Company, will enter into the Framework Agreement with CLI, pursuant to which AMP and CLI will conduct daily transactions, mainly including the subscription and redemption of fund products, and asset management for specific clients. AMP and CLI will enter into the Framework Agreement by 31 December 2017.

CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued share capital of the Company, and is a connected person of the Company. CLI, a wholly-owned subsidiary of CLIC, is an associate of CLIC, and is also a connected person of the Company. AMC is held as to 60% and 40% by the Company and CLIC, respectively, and is therefore a connected subsidiary of the Company. AMP is a non-wholly owned subsidiary of AMC and is therefore also a connected subsidiary of the Company. As such, the transactions under the Framework Agreement constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules. Given that the relevant applicable percentage ratios as set out in the Listing Rules represented by the annual caps of the transactions under the Framework Agreement are more than 0.1% but less than 5%, the transactions under the Framework Agreement are subject to the reporting, announcement and annual review requirements, but exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

BACKGROUND

On 26 October 2017, the Board resolved that AMP, an indirect non-wholly owned subsidiary of the Company, will enter into the Framework Agreement with CLI, pursuant to which AMP and CLI will conduct daily transactions, mainly including the subscription and redemption of fund products, and asset management for specific clients. AMP and CLI will enter into the Framework Agreement by 31 December 2017.

PRINCIPAL TERMS OF THE FRAMEWORK AGREEMENT

Parties

•	AMP

•	CLI

Scope of Transactions

Under the Framework Agreement, AMP and CLI will conduct certain daily transactions, including:

(a)	subscription and redemption of fund products: CLI will subscribe for or redeem the fund units of the funds managed by AMP (including money market funds, bond funds, equity funds, commingled funds and other types of funds permitted by laws and regulations or regulatory authorities), and pay the subscription fee or redemption fee in connection therewith. CLI will make such subscription or redemption at its own discretion and in accordance with its own investment requirements.

(b)	asset management for specific clients: subject to compliance with the relevant laws and regulations, as well as the regulatory requirements for the fund industry, AMP will, as an asset manager of CLI and in conjunction with the asset custodian, invest the entrusted assets for and on behalf of CLI.

(c)	other daily transactions permitted by laws and regulations: including but not limited to mutual provision of information system services and promotional and referral services, as well as mutual provision of other services as may be contemplated by the parties from time to time.

Pricing and Payment

Pricing of the transactions under the Framework Agreement shall be determined by the parties through arm’s length negotiations with reference to the industry practices and in accordance with the following pricing principles:

(a)	subscription and redemption of fund products: the price for the subscription or redemption of fund products shall be determined based on the unit net price of the fund products on the date of the subscription or redemption, and CLI shall pay to AMP the subscription fee or redemption fee at the rate prescribed in the relevant fund contract and prospectus. At the time of CLI’s subscription of the fund units, CLI shall pay to AMP the subscription price and the corresponding subscription fee in full; at the time of CLI’s redemption of the fund units, AMP shall pay to CLI the redemption price after deduction of the redemption fee in accordance with the timeframe prescribed in the relevant fund contract and prospectus.

(b)	asset management for specific clients: CLI shall pay to AMP the management fee and the performance-based fee at the rate prescribed in the relevant asset management contract. The parties shall determine the price based on such factors as the scale and nature of asset management plans, and with reference to market standards, industry practices and rates charged by/to independent third parties in similar asset management transactions. The management fee shall be calculated on a daily basis from the commencement date of the operations of the assets, and shall be paid by CLI to AMP every six months or at such time as specified in the relevant asset management contract.

(c)	other daily transactions permitted by laws and regulations: the parties shall determine the price with reference to market standards of similar transactions and rates charged by/to independent third parties in similar transactions. The payment shall be made by the relevant service recipient in accordance with the settlement terms in the specific agreements to be entered into between the parties.

Term

The Framework Agreement shall take effect upon signing by the parties and end on 31 December 2019. During the term of the Framework Agreement, the parties will from time to time enter into specific agreements in respect of the transactions, which shall be subject to the terms stipulated in the Framework Agreement.

ANNUAL CAPS

There were no historical transactions of a similar nature between AMP and CLI. The Company estimates that the annual caps for the transactions under the Framework Agreement for the three years ending 31 December 2019 will be as follows:

			RMB in million

	For the year	For the year	For the year
	ending	ending	ending
	31 December	31 December	31 December
	2017	2018	2019
Subscription price and corresponding subscription fee for the subscription of fund products	5,000	7,000	7,000
Redemption price and corresponding redemption fee for the redemption of fund products	5,000	7,000	7,000
Management fee and performance-based fee payable by CLI for the asset management for specific clients	50	50	50
Fees for other daily transactions	50	50	50

In determining the above annual caps, the Company has taken into account factors such as the estimated amount of the AMP fund products to be held by CLI in the next few years, the frequency of subscription or redemption of the fund products, the type and amount of fund products expected to be issued by AMP, the estimated demand of CLI for the fund products, the size of the entrusted assets, the expected development of the PRC fund market, as well as the expected business growth in the relevant years.

PRICING BASIS AND INTERNAL CONTROL PROCEDURES

Subscription and Redemption of Fund Products

The price for the subscription or redemption of fund products shall be determined based on the unit net price of the fund products on the date of the subscription or redemption, which is calculated by dividing the net asset value of the fund products by the total number of the fund units. The net asset value of the fund products is determined based on the China Accounting Standards for Business Enterprises and in accordance with the relevant requirements of the CSRC and the Asset Management Association of China
( ), and taking into account the fund portfolio consisting of securities, bank deposits, receivables and other investments. The calculation of the unit net price of the fund products is set forth in the relevant fund contract and prospectus, and equally applies to all investors of the fund products. Pursuant to the relevant PRC laws and regulations, the unit net price of the fund products determined by fund managers, such as AMP, shall be reviewed and examined by the relevant fund custodian bank and publicly disclosed on the relevant fund manager’s website and the designated media of the CSRC.

In connection with the subscription and redemption of fund products, CLI shall pay to AMP the subscription fee or redemption fee at the rate prescribed in the relevant fund contract and prospectus, which is based on an average market rate. Such average market rate is calculated by referencing the subscription fees or redemption fees of fund products of a similar type in the market, as disclosed in the publicly-available fund contracts and prospectuses. Such publicly-available information is compiled by Wind Information Co., Ltd, an independent integrated financial data service provider in China, and the Group pays a fee to access the compiled information. The subscription fee and redemption fee of the fund products are set forth in the relevant fund contract and prospectus, and equally apply to all investors of the fund products. Pursuant to the relevant PRC laws and regulations, the fund contract and prospectus shall be registered with the CSRC and publicly disclosed on the fund manager’s website and the designated media of the CSRC.

Asset Management Services and Other Daily Transactions

In determining the prices for the asset management services and other daily transactions contemplated under the Framework Agreement, the business departments of the Group usually obtains two or more reference prices from various independent companies offering/purchasing identical or similar services. Having obtained the various reference prices, the business departments of the Group will determine the prices for the relevant transactions. Such prices will then be reported to the internal control and legal departments of the Group. The business departments will generally conduct periodic checking once a year to ascertain whether the terms of the transactions under the Framework Agreement are comparable to those of the relevant transactions that are conducted by the Group with independent third parties and of the relevant transactions in the market from time to time. The Company considers that the methods and procedures adopted above can ensure that the prices and the terms of the transactions under the Framework Agreement will be no less favourable than those entered into by the Group with independent third parties.

REASONS FOR AND BENEFITS OF THE TRANSACTIONS UNDER THE FRAMEWORK AGREEMENT

The investment by CLI in fund products managed by AMP will diversify the investor portfolio of AMP, and increase the scale of assets under management by AMP and the management fee income of AMP. In addition, the management of assets by AMP under the entrustment of CLI will be conducive to the consolidation of investment resources within the China Life system, and will also help AMP increase its experience in the provision of entrusted asset management services to entities outside the system. The development of AMP (an indirect non-wholly owned subsidiary of the Company) will be conducive to the overall business development of the Group, and will bring better investment returns for the shareholders of the Company.

The Directors (including independent non-executive Directors) are of the view that the transactions under the Framework Agreement are conducted by the Group in its ordinary and usual course of business, on normal commercial terms, are fair and reasonable and in the interests of the Company and its shareholders as a whole, and that the annual caps of the transactions under the Framework Agreement are fair and reasonable.

As Mr. Yang Mingsheng, Mr. Wang Sidong, Mr. Liu Huimin and Mr. Yin Zhaojun may be regarded as having an interest in the transactions under the Framework Agreement, they have abstained from voting on the resolution in respect of the transactions under the Framework Agreement at the meeting of the Board.

LISTING RULES IMPLICATIONS

CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued share capital of the Company, and is a connected person of the Company. CLI, a wholly-owned subsidiary of CLIC, is an associate of CLIC, and is also a connected person of the Company. AMC is held as to 60% and 40% by the Company and CLIC, respectively, and is therefore a connected subsidiary of the Company. AMP is a non-wholly owned subsidiary of AMC and is therefore also a connected subsidiary of the Company. As such, the transactions under the Framework Agreement constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules. Given that the relevant applicable percentage ratios as set out in the Listing Rules represented by the annual caps of the transactions under the Framework Agreement are more than 0.1% but less than 5%, the transactions under the Framework Agreement are subject to the reporting, announcement and annual review requirements, but exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

GENERAL INFORMATION

The Company is one of the leading life insurance companies in the PRC. It offers personal insurance businesses, including life insurance, health insurance and accident insurance businesses, reinsurance relating to the above insurance businesses, use of funds permitted by applicable PRC laws and regulations or the State Council, as well as all types of personal insurance services, consulting business and agency business, sales of securities investment fund, and other businesses permitted by the CIRC.

AMP, a fund management company approved by the CSRC, was established by AMC and AMP Capital on 29 October 2013 with a registered capital of RMB588 million. The business scope of AMP includes fund raising, fund sale, asset management and other businesses permitted by the CSRC. As at 30 June 2017, the total assets of AMP amounted to approximately RMB878 million, its net assets amounted to approximately RMB722 million, its operating revenue amounted to approximately RMB221 million, and its net profit amounted to approximately RMB42 million.

CLI is primarily engaged in the businesses of investment, investment management and asset management. It has completed its qualification registration with respect to equity and real estate investment, credit risk management, and innovation for infrastructure investment plans with the CIRC. As at 30 June 2017, the total assets of CLI amounted to approximately RMB15,656 million, its net assets amounted to approximately RMB11,437 million, its operating revenue (excluding investment income) amounted to approximately RMB277 million, and its net profit amounted to approximately RMB425 million.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“AMC”	(China Life Asset Management Company Limited), a company established under the laws of the PRC with limited liability, and a non-wholly owned subsidiary of the Company owned as to 60% by the Company and 40% by CLIC

“AMP”	(China Life AMP Asset Management Co., Ltd.), a company established under the laws of the PRC with limited liability, and an indirect non-wholly owned subsidiary of the Company owned as to 85.03% by AMC and 14.97% by AMP Capital, respectively

“AMP Capital”	AMP Capital Investors Limited, a company established under the laws of Australia with limited liability

“associate”	has the meaning given to it under the Listing Rules

“Board”	the board of Directors of the Company

“CIRC”	China Insurance Regulatory Commission

“CLI”	(China Life Investment Holding Company Limited), a company established under the laws of the PRC with limited liability and a wholly-owned subsidiary of CLIC

“CLIC”	(China Life Insurance (Group) Company), a state-owned enterprise established under the laws of the PRC, and the controlling shareholder of the Company holding approximately 68.37% of the issued share capital of the Company

“Company”	China Life Insurance Company Limited, a joint stock limited liability company incorporated in the PRC

“connected person”	has the meaning given to it under the Listing Rules

“controlling shareholder”	has the meaning given to it under the Listing Rules

“CSRC”	China Securities Regulatory Commission

“Directors”	the directors of the Company

“Framework Agreement”	the Framework Agreement in relation to Subscription and Redemption of Fund Products, Asset Management for Specific Clients and Other Daily Transactions ( ) to be entered into between AMP and CLI

“Group”	the Company and its subsidiaries

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“PRC”	the People’s Republic of China, which for the purposes of this announcement excludes Hong Kong, Macau Special Administrative Region and Taiwan Region

“RMB”	Renminbi, the lawful currency of the PRC

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

By Order of the Board

China Life Insurance Company Limited

Heng Victor Ja Wei

Company Secretary

Hong Kong, 26 October 2017

As at the date of this announcement, the Board comprises:

Executive Directors: Non-executive Directors: Independent Non-executive Directors:	Yang Mingsheng, Lin Dairen, Xu Hengping, Xu Haifeng Wang Sidong, Liu Huimin, Yin Zhaojun Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie